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WRITER'S DIRECT NUMBER:

(212) 848-7205

November 11, 2004

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Consolidated Financial Results for the third quarter of 2004, ended September 30, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the third quarter of 2004

Press Release, November 10, 2004 (07 pages)

For more information, please contact:
Daniel de Andrade Gomes
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; November 10, 2004) TELEFÔNICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the third quarter of 2004, ended September 30. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976, revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Unaudited Figures in Reais (Thousand)	**Sep/04**	**Sep/03**	**Variation**
Net operating revenues	438,846	390,533	*12.4%*
EBITDA [1/]	74,589	40,786	*82.9%*
EBITDA margin(%)	17.0%	10.4%	*6.6 p.p.*
Operating income	(21,593)	(47,714)	*-54.7%*
Income before income tax, social contribution	(21,597)	(46,231)	*-53.3%*
Net income	(15,488)	(31,302)	*-50.5%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.01)	(0.03)	*-50.5%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA
Note: When applicable, and for comparison reasons, the income statements related to September 30, 2003 were reclassified.

Highlights

- The **EBITDA** grew 82.9%, rising from R$40.8 million in the 9M03 to R$74.6 million in the 9M04, increasing the EBITDA margin from 10.4% in the 9M03 to 17.0% in the 9M04, showing an improvement in the main indicators and metrics of the Company.

- **The Net Result** showed a positive evolution. During the 9M04, the loss was R$15.5 million, lower than the loss of R$31.3 million in the 9M03.

Operating Results Highlights

- **Net operating revenues** for the 9M04 reached R$438.8 million. When compared with the R$390.5 million of the 9M03, it results in an increase of R$48.3 million, or 12.4%.

- **Switched packaged data services** grew R$145.9 million, or 53.5%, when comparing the 9M04 with the 9M03, mainly because of the growth in the national services and in the Value Added Services.

- **SPEEDY Link / Switched IP data packages services** decreased R$141.9 million, or 97.6%, when comparing the 9M04 with the 9M03, mainly due to the SPEEDY Link and Switched IP access services, which were acquired by Telesp.

- **Commissions** are mainly related to the revenues of voice commission paid by Telesp. Comparing the revenues for the 9M04 with the ones for the 9M03, an increase of R$1.4 million, or 2.1% is shown. This increase was mainly due to the commissions for offering of new services such as Voice on Long Distance.

- **Other services**, which include the sale of equipment and software for clients' solutions, showed an increase of R$32.9 million, when comparing the 9M04 with the 9M03, mainly due to outsourcing and consulting services.

- **Deductions (taxes):** decreased R$9.9 million, or 9.0%, when comparing the 9M04 with the 9M03. The reduction of the ICMS tax is due to the acquisition of SPEEDY LINK and Switched IP access services by Telesp. There was an increase in the PIS tax rate, rising from 0.65% to 1.65%, and the Cofins tax rate that increased from 3% to 7.6%.


EBITDA - Annual
R$ Million
Net Operating Revenue
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(100,000)
-
100,000
200,000
300,000
400,000
500,000
Until Sep/03
Until Sep/04

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses accumulated until September 2004, when compared to the same period of the previous year, grew R$14.5 million, or 4.1%.


Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Other Operating Revenues (Expenses)
(25)
-
25
50
75
100
125
150
175
200
225
250
275
300
Until Sep/03
Until Sep/04

The changes are explained as follows:

- **Personnel Expenses** reached R$72.1 million in the 9M04, an increase of R$7.7 million, or 12.0% when compared to the 9M03. The average headcount in the 9M04 was 770 employees.

- **Outsourcing expenses** reached R$85 million, an increase of R$18.7 million when comparing the 9M04 with the 9M03. This increase was due to expenses in maintenances of productive plant and systems.

- **Rental expenses and others** in the 9M04 amounted R$200.1 million, a R$10.2 million reduction in comparison to the 9M03. This variation was caused by other expenses in infrastructure.

- **Taxes** fell R$2.5 million in the 9M04 when compared to the 9M03. This was due to the reduction in financial revenues and, as a consequence, decreases on taxes like Cofins and PIS on financial revenues.

- **Provisions for bad debt** represent 0.77% of the net operating revenues in the 9M04 compared to the 0.74% of the net operating revenues in the 9M03. The Company continues to develop efforts to keep this variable under control.

- **Depreciation** reached R$70.1 million in the 9M04, an increase of R$12.3 million, or 21.2% in comparison to the 9M03, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** for the 9M04 presented an improvement in the results of R$4.6 million when compared to the 9M03, mainly as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI rate. Since the indebtedness and operating result of the Company are significantly affected by the risk of the exchange rate variation, the Company has signed hedging contracts with financial institutions in order to reduce the risk of the exchange rate variations.

LOANS AND FINANCING: As of September 30, 2004, the Company had R$205.1 million in loans and financing (R$214.6 million as of June 30, 2004), from which R$195.4 were obtained in foreign currency at fixed interest rates (R$200.3 as of June 30, 2004) and R$9.8 million (R$14.3 million as of June 30, 2004) were obtained in local currency at variable interest rates (CDI). Even though part of the indebtedness has been contracted in foreign currency at fixed interest rate, the Company contracted hedge operations to tie all the debt to the local currency, with floating interest rates indexed to the CDI, and as a consequence the financial results of the Company are affected by the fluctuations of this rate. On the other hand, the Company invests the excess balance of cash and cash equivalents (financial instruments) of R$22.9 million (R$14.5 million as of June 30, 2004) mainly in short-term instruments, based on the variation of the CDI, which reduces this risk. Book value of those instruments is close to market value because of the short-term maturity.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of September 30, 2004 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value, remaining unchanged since June 30, 2004. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; to make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended September 30, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Sep/04	**Sep/03**	*var.*	**3Q04**	**3Q03**	*var.*
Gross Operating Revenue	**538,953**	**500,522**	*7.7%*	**189,130**	**195,215**	*-3.1%*
Data Transmission	422,070	417,998	*1.0%*	146,633	158,233	*-7.3%*
Switched Packaged	418,600	272,657	*53.5%*	145,725	100,027	*45.7%*
Speedy link / Switched IP	3,470	145,341	*-97.6%*	908	58,206	*-98.4%*
Commissions (*)	67,721	66,299	*2.1%*	17,037	23,670	*-28.0%*
Other telecommunications services	49,162	16,225	*203.0%*	25,460	13,312	*91.3%*
Taxes + others	(100,107)	(109,989)	*-9.0%*	(34,905)	(43,073)	*-19.0%*
Net operating revenue	**438,846**	**390,533**	*12.4%*	**154,225**	**152,142**	*1.4%*
Operating expenses	**(364,257)**	**(349,747)**	*4.1%*	**(126,941)**	**(131,448)**	*-3.4%*
Payroll and related charges	(72,108)	(64,396)	*12.0%*	(24,235)	(23,006)	*5.3%*
General and administrative expenses	(285,104)	(276,616)	*3.1%*	(98,878)	(105,714)	*-6.5%*
Taxes	(4,549)	(7,040)	*-35.4%*	(1,607)	(2,089)	*-23.1%*
Provisions	(3,385)	(2,904)	*16.6%*	(1,315)	(745)	*76.5%*
Investment gains (losses)	-	-	-	-	-	-
Other operating revenues / (expenses)	889	1,209	*-26.5%*	(906)	106	*-954.7%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**74,589**	**40,786**	*82.9%*	**27,284**	**20,694**	*31.8%*
Depreciation and amortization	(70,148)	(57,872)	*21.2%*	(23,960)	(20,110)	*19.1%*
Financial revenues	34,083	56,003	*-39.1%*	9,431	6,933	*36.0%*
Financial expenses	(60,117)	(86,631)	*-30.6%*	(18,378)	(16,238)	*13.2%*
Operating income	**(21,593)**	**(47,714)**	*-54.7%*	**(5,623)**	**(8,721)**	*-35.5%*
Nonoperating revenues (expenses)	(4)	1,483	*-100.3%*	(788)	40	*-2,070.0%*
Income before income tax and social contribution	**(21,597)**	**(46,231)**	*-53.3%*	**(6,411)**	**(8,681)**	*-26.1%*
Income tax	4,491	10,902	*-58.8%*	1,319	2,060	*-36.0%*
Social contribution	1,618	4,027	*-59.8%*	475	742	*-36.0%*
Net income	**(15,488)**	**(31,302)**	*-50.5%*	**(4,617)**	**(5,879)**	*-21.5%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

Note: When applicable and for comparison reasons, the income statements related to September 30, 2003 were reclassified.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At September 30, 2004 and June 30, 2004

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Sep/04	Consolidated Jun/04
Current Assets	**153,179**	**122,372**
Cash and cash equivalents	22,917	14,548
Cash and bank accounts	6,794	10,942
Financial investments	16,123	3,606
Accounts receivable	129,068	106,551
Accounts receivable from customers	116,233	112,243
Allowance for doubtful accounts	(21,977)	(26,481)
Receivables from associated companies	14,812	-
Recoverable taxes	14,584	15,165
Other recoverable expense	1,850	2,275
Maintenance inventories	3,547	2,739
Temporary gains from hedging	-	607
Other assets	19	3
Recoverable advances	1,194	1,273
Long-term assets	**224,976**	**224,772**
Receivables from associated companies	1,940	2,849
Recoverables taxes	223,036	221,923
Permanent Assets	**561,290**	**564,569**
Investiments	298,337	299,153
Property, plant and equipment - net	262,358	264,699
Deffered results	595	717
Total Assets	**939,445**	**911,713**

LIABILITIES	Consolidated Sep/04	Consolidated Jun/04
Current Liabilities	**346,299**	**304,975**
Payroll and related charges	24,990	23,056
Suppliers	48,911	52,516
Income tax and contributions	15,653	12,820
Loans and financing	205,139	205,525
Payables to associated companies	25,765	8,402
Consignments	1,275	1,105
Temporary loss from hedging	23,201	-
Other liabillities	1,365	1,551
Long-term liabilities	**933**	**9,908**
Income tax and contributions	2	4
Loan and financing	-	9,088
Accrual for contingencies	663	637
Other liabilities	268	179
Shareholders' equity	**592,213**	**596,830**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(110,666)	(106,049)
Total liabilities	**939,445**	**911,713**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Sep/04		
				Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.25% to 5.70%	Until 2005	195,377	-	195,377
Financing in local currency	R$	103% of CDI	Until 2005	9,762	-	9,762
Total				205,139	-	205,139

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Sep/04
Resolution 2770	USD	1.25% to 5.70%	111,081
Resolution 2770	YEN	1.30% and 1.40%	84,296
			195,377

Shareholding structure

As of September 30, 2004

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**

SHEARMAN & STERLING

November 10, 2004

Memorandum To: Heather McGiffin – Shearman & Sterling

From: Robert Villa – Legal Assistant

Telefonica Data Brasil Holding S.A.

Attached please find the Form 12g3-2(b) exemption submission pursuant to Telefonica Data Brasil Holding S.A. Please handle this as you would normally handle 12g3-2(b) filings, as there is the provision that it is not deemed to be a "filing". The client/matter number for this filing is 33782-29.

Should you have any questions regarding this request, please do not hesitate to call me at (212) 848-7651. Thanks for your help.

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